Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1) and related Prospectus of Station Casinos LLC for the registration of $500 million in aggregate principal amount of 7.50% Senior Notes due 2021 and to the incorporation by reference therein of our report dated March 22, 2013, with respect to the consolidated financial statements of Station Casinos LLC, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada
May 31, 2013